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Pan American Silver reports on status of modification to the mining law in Chubut, Argentina
Vancouver, B.C. - December 16, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American Silver”) reports that, on December 15, 2021, the legislature of the Province of Chubut in Argentina approved a legislative bill (the “Bill”) that would modify the provincial mining law to allow permitting of open pit mining in certain zones in the Departments of Gastre and Telsen, which are defined by a land use sensitivity map. The Bill requires Executive approval and official publication before it becomes law.
Pan American Silver owns 100% of the large Navidad silver project. The Navidad project is located in the north central part of the province and is within the designated zone that would potentially allow permitting of open pit mining. Any mining project, including Navidad, would be required to undergo applicable review processes and apply for permitting under provincial laws.
Pan American Silver believes that properly permitted and regulated mining activity with sustainable mining practices, both environmental and social, can benefit the people of Chubut. Pan American Silver will continue to evaluate the potential development of Navidad. This work includes engaging in open, transparent dialogue with applicable communities of interest and assessing the permitting requirements, time lines and capital investment.

About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 27-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: whether or not the Bill will receive the requisite approvals and

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whether the laws in the Province of Chubut will be modified; the effects that any change in laws in the Province of Chubut would have on Pan American Silver and its projects, including the Navidad project; the ability of Pan American to successfully complete any evaluation, permitting, governmental or regulatory reviews, capital investments or development of the Navidad project in the future, and the results of any such activities; the anticipated impacts of mining activities on the people of Chubut; and Pan American Silver’s ability to engage in dialogue with communities of interest.
These forward-looking statements and information reflect Pan American Silver’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American Silver, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: laws and regulatory requirements that would permit the development of mining projects and conduct of mining activities; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic is minimized or not long-term; our ability to manage properties on care and maintenance efficiently and economically, including to maintain necessary staffing; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no unplanned delays or interruptions at our operations and projects; all necessary permits, licenses and regulatory approvals and reviews are received in a timely manner; our ability to secure and maintain necessary title and ownership to properties and the surface rights; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American Silver cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); disruptions to the global supply chain and logistics, including delivery of fuel and critical parts and supplies; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American Silver does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American Silver may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American Silver’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American Silver does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.